Exhibit 99.1

Americas Silver Corporation Reports Fourth Quarter and Year-End 2016 Financial Results

TORONTO--(BUSINESS WIRE)--March 30, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) today reported fourth quarter and year-end financial and operational results for 2016 and an update on the San Rafael Project (“San Rafael”).

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Year-end and Fourth Quarter Highlights

  Consolidated results met 2016 guidance for cash costs1 and all-in sustaining costs1 with approximately 2.4 million silver ounces and 4.7 million silver equivalent ounces2 at cost of sales of $9.86 per silver equivalent ounce, by-product cash costs of $10.00 per silver ounce and all-in sustaining costs of $12.71 per silver ounce for the year.
  Fourth quarter production was approximately 565,000 silver ounces and 1.1 million silver equivalent ounces at cost of sales of $10.47 per silver equivalent ounce, by-product cash costs of $8.91 per silver ounce, and all-in sustaining costs of $11.57 per silver ounce.
  Consolidated operating cash flow generated was $5.4 million in fiscal 2016 compared to ($5.7 million) in fiscal 2015, an increase of $11.1 million or 195%.
  Revenues of $58.9 million and net loss of ($5.2) million or ($0.15) cents per share for the year compared to revenues of $53.5 million and net loss of ($19.4) million and ($0.68) cents per share for the year ended December 31, 2015.
  Consolidated guidance3 for 2017 is 2.0 - 2.5 million silver ounces and 5.5 - 6.0 million silver equivalent ounces at cost of sales of $8.00 - $10.00 per silver equivalent ounce, by-product cash costs of $4.00 - $5.00 per ounce, and all-in sustaining cash costs of $9.00 - $10.00 per ounce.
  The fully-funded San Rafael Project continues to progress on time and budget for commercial production in late Q3, 2017 following its formal construction commencement in October 2016. San Rafael is expected to be the Company’s key cash flow generator for 2018 and beyond, targeted to produce free cash flow of approximately $30 million annually at current spot prices with an unlevered IRR of +100%.
  Cash and cash equivalents were $24.1 million at December 31, 2016 with net working capital of approximately $20.1 million. A low interest rate $15.0 million concentrate pre-payment facility was entered in January 2017 after year end with a subsidiary of Glencore PLC (“Glencore”) to fund a portion of the development costs for San Rafael.

“The Company had a stronger year in 2016, generating increased cash flow in the second half of the year due to higher silver and base metal prices, and our ongoing focus on cost management,” said Darren Blasutti, President and CEO. “We expect to continue to create positive operating cash flow until the San Rafael Project begins commercial production, which is expected to increase the Company’s revenue and cash flow while significantly decreasing operating costs in late 2017 and beyond. San Rafael, coupled with our acquisition of the San Felipe Project and strategic partnership with Glencore, will drive accretive future growth for our shareholders

Consolidated Production and Operating Costs

Consolidated Production and Cost Details
	Q4 2016	Q4 2015	YE 2016	YE 2015
Total ore processed (tonnes milled)	168,038	167,398	671,616	657,617
Silver produced (ounces)	564,475	599,677	2,389,808	2,652,026
Zinc produced (pounds)	2,671,391	3,075,468	10,488,773	11,647,962
Lead produced (pounds)	7,277,346	7,067,802	29,067,673	22,905,826
Copper produced (pounds)	260,018	321,616	1,058,250	2,054,896
Silver equivalent produced (ounces)	1,140,024	1,200,583	4,682,030	4,866,145
Silver recovery (percent)	90.4	88.6	87.8	89.3
Silver grade (grams per tonne)	116	126	126	141
Silver sold (ounces)	539,872	638,473	2,341,319	2,682,399
Zinc sold (pounds)	2,658,194	2,819,226	10,258,081	11,267,595
Lead sold (pounds)	7,242,694	6,928,136	29,228,720	22,853,476
Copper sold (pounds)	274,722	345,727	1,017,940	2,055,008
Cost of sales ($ per silver equivalent ounce)	$10.47	$11.11	$9.86	$10.80
Silver cash cost ($ per silver ounce)	$8.91	$14.38	$10.00	$12.75
All-in sustaining cost ($ per silver ounce)	$11.57	$18.45	$12.71	$17.16

A net loss of ($5.2) million was recorded for the year ended 2016, compared with a net loss of ($19.4) million for the year ended 2016. The decrease in net loss is primarily attributable to increased lead by-product sales, higher realized silver and base metal prices, and lower cost of sales, among other cost reductions, partially offset by higher interest and financing expense. Further information is available in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2016.

Consolidated silver production for 2016 totalled 2,389,808 silver ounces which represents a decrease of 10% compared to 2015. Silver equivalent production totalled approximately 4.7 million ounces, a decrease of 4% year-over-year, while lead production increased by 27% year-over-year. Silver, zinc and copper production was down year-over-year primarily due to the suspension of production at the Nuestra Señora mine due to ground movements in Q2, 2016 offset by higher lead production at Galena during the year. Realized silver, zinc, and lead prices increased year-over-year by 10%, 10%, and 7%, respectively, while copper fell year-over-year by 13%. Consolidated cost of sales improved 9% to $9.86 per silver equivalent ounce year-over-year as a result of planned workforce reductions. Consolidated cash costs improved 22% to $10.00 per silver ounce year-over-year as a result of systematic cost controls in labour and supplies costs, and all-in sustaining costs improved 26% to $12.71 per silver ounce year-over-year as a result of capital and exploration spending reductions.

Further information concerning the consolidated and individual mine operations is included in the Company’s Consolidated Financial Statements for the year ended December 31, 2016 and Management’s Discussion and Analysis for the same period.

San Rafael Update

San Rafael is a fully permitted, brownfield development that will utilize certain existing infrastructure at the Cosalá Operations. The Pre-Feasibility Study initial capital cost estimate has been reduced to approximately $18 million through improvements in mine design, improved foreign exchange rates, and refurbishment of existing equipment from the Nuestra Señora mine. The San Rafael Pre-Feasibility Study shows average annual production of 1.0 million ounces of silver, 50 million pounds of zinc, and 20 million pounds of lead over a 6-year initial mine life at negative all-in sustaining costs based on current reserves.

Since publishing of the Pre-Feasibility Study in H1-2016, metal prices have increased significantly. Current prices may allow the San Rafael to extend its mine life by lowering the cut-off grade and converting additional resources to economical ore4. The Company is executing an exploration program at San Rafael’s Zone 120 area with a goal of upgrading the existing resource and testing the southeast extension of known mineralization. This drilling has strong potential to extend the mine life of San Rafael beyond that defined in the Pre-Feasibility Study. The Company will be updating its shareholders on this program and other exploration programs at its operations throughout the year as the results become available.

The Company commenced construction of San Rafael in October 2016 following Board approval in September 2016. Earthworks are complete, primary ramp development is advancing, the electrical substation has been energized, water storage facilities have been constructed, and San Rafael received delivery of its new mobile equipment, including a new scoop, scaler and bolter. Progress is well-advanced in the refurbishment of other equipment transferred from the Nuestra Señora mine. San Rafael is targeted to begin stockpiling ore in late second quarter of 2017 with first concentrate production in third quarter of 2017.

Ramp development has recently been slowed by difficult ground conditions at the boundary between the overlying volcanic rock and the limestone beneath. Development should be through this area early in the second quarter of 2017. However, improvements have been found in other areas of the mine design and the Company expects to begin stockpiling ore in late June. Construction of the mill modifications is scheduled to be complete by early August with plant commissioning and first concentrate production to occur later in Q3, 2017.

Though the Company has necessary cash on hand to build San Rafael, a low interest rate $15 million concentrate pre-payment facility was entered in January 2017 with Metagri S.A. de C.V., a subsidiary of Glencore, to fund a portion of the development costs for San Rafael in order to maintain corporate flexibility and further optimize San Rafael. The facility was fully drawn in late March 2017.

The Company made early principal repayments of approximately $0.7 million towards its outstanding November 2015 debt facility in September and $1.3 million towards its outstanding February 2016 debt facility in October. Subsequent to year-end, the Company made a principal repayment of $1.6 million on maturity of another outstanding February 2016 debt facility and made an early principal repayment of approximately $5.6 million towards the August 2013 debt facility in late March. As a result, the Company has fully repaid all pre-existing credit facilities as at December 21, 2016 with only the Glencore $15 million of long-term debt currently outstanding.

Timing of reserve and resource updates moved to mid-year to better support basis for 2018 budgeting and life-of-mine modelling.

2017 Consolidated Guidance

Consolidated silver production for 2017 is forecast between 2.0 - 2.5 million silver ounces and 5.5 - 6.0 million silver equivalent ounces. Cost of sales is forecast between $8.00 - $10.00 per silver equivalent ounce, while cash costs are projected to fall approximately 55% year-over-year to between $4.00 - $5.00 per silver ounce, and all-in sustaining costs are projected to drop approximately 25% year-over-year to $9.00 - $10.00 per silver ounce. The Galena mill was down for maintenance in Q1 2017, though production levels for the remainder of the year at the Galena Complex are expected to be similar to 2016. The Company expects to see a gradual reduction in consolidated cash costs and all-in sustaining costs until San Rafael enters commercial production late in the third quarter at which time cash costs and all-in sustaining costs will drop significantly.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

1 Cash cost per ounce and all-in sustaining costs per ounce are non-IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A.

2 Silver equivalent production for 2016 throughout this press release is based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead and $2.00 per pound copper.

3 Silver equivalent figures and silver cost guidance for 2017 are based on prices of $16.50 per ounce silver, $1.15 per pound zinc, $0.95 per pound lead and $2.50 per pound copper.

4 Please see Company press release dated September 13, 2016 for a discussion of San Rafael Pre-Feasibility study published April 30, 2016 and subsequent updates and optimization.

CONTACT:
For more information:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO